[redacted]

14049213

UN...
SECURITIES AND ...
Washington, D.C. 20549

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AP
3/20

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH DC
103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KUEHL CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14747 CALIFORNIA STREET, SUTIE 1
(No. and Street)

OMAHA (City) NEBRASKA (State) 68154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TODD ENGLE (402) 391-7977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANKEL ZACHARIA, LLC
(Name – *if individual, state last, first, middle name*)

11404 WEST DODGE ROAD, SUITE 700 (Address) OMAHA (City) NEBRASKA (State) 68154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP
3/26

OATH OR AFFIRMATION

I, TODD ENGLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KUEHL CAPITAL CORPORATION, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JEFFREY PATORA
General Notary
State of Nebraska
My Commission Expires Sep 23, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUEHL CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2013

(WITH INDEPENDENT AUDITOR'S REPORT)

KUEHL CAPITAL CORPORATION

TABLE OF CONTENTS

	Page Number
Independent Auditor's Report on Financial Statements	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations and Retained Earnings	3
Statement of Cash Flows	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Notes to Financial Statements	6-8
Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 under the Securities Exchange Act of 1934	9
Supplementary Information:	
Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934	10
Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Company's FOCUS Report	11
Information Relating to Possession or Control Requirements	12
Computation of Reserve Requirement	13
Independent Auditor's Report on Internal Control	14-15
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the Company's SIPC Assessment Reconciliation	16
General Assessment Reconciliation (Form SIPC - 7)	17 -18

FrankelZacharia LLC
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

We have audited the accompanying financial statements of Kuehl Capital Corporation, (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations and retained earnings, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuehl Capital Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Frankel Zacharia LLC

February 18, 2014

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.496.9100
fax 402.496.1024

KUEHL CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS		
Current assets		
Cash	$	1,643,489
Accounts receivable		146,481
Warrants held		10,115
Other		3,294
Total current assets		**1,803,379**
Other non-current assets		**9,141**
TOTAL ASSETS	**$**	**1,812,520**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Accounts payable	$	22,943
Unearned revenue		691,832
Total liabilities		**714,775**
Stockholder's equity		
Common stock, $1 par value, 10,000 shares authorized, and 1,000 shares issued and outstanding		1,000
Paid in capital		122,442
Retained earnings		974,303
Total stockholder's equity		**1,097,745**
Commitment (Note 6)		
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**1,812,520**

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2013

Revenues		
Advisory fees		
Annual advisory fees	$	1,090,829
Bond structuring fees		2,366,700
Warrant structuring fees		400,714
Total advisory fees		**3,858,243**
Underwriting fees		
Bond underwriting fees		480,450
Warrant underwriting fees		93,590
Total underwriting fees		**574,040**
Other income		12,778
Total revenues		**4,445,061**
Costs and expenses		
Salaries, benefits, and related taxes		1,621,344
SID debt placement		25,062
Regulatory expense		64,635
Professional fees		49,903
Rent		74,882
Office		105,729
Charitable		33,950
Depreciation		8,759
Miscellaneous		42,405
Total costs and expenses		**2,026,669**
NET INCOME		**2,418,392**
Retained earnings at beginning of year		705,911
Distributions to stockholder		(2,150,000)
RETAINED EARNINGS AT END OF YEAR	**$**	**974,303**

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

Reconciliation of cash from operating activities		
Net income	$	2,418,392
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		8,759
(Increase) decrease in operating assets		
Accounts receivable		(146,481)
Warrants held		33,228
Other		(1,817)
Increase (decrease) in operating liabilities		
Accounts payable		(26,484)
Unearned revenue		691,832
Net cash provided by operating activities		**2,977,429**
Cash flows from financing activities		
Distributions to stockholder		(2,150,000)
NET INCREASE IN CASH		**827,429**
Cash at beginning of year		816,060
Cash at end of year	**$**	**1,643,489**

KUEHL CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2013

Subordinated liabilities at beginning of year	$	--
Net change		--
Subordinated liabilities at end of year	**$**	**--**

See accompanying notes to financial statements.

1. Organization and Business

Kuehl Capital Corporation (a Nebraska corporation) is a financial advisor providing services to Sanitary and Improvement Districts (SID) in the greater Omaha, Nebraska area. The Company is a wholly owned subsidiary of Nuceaux, LLC. Revenues fluctuate with construction activity in the SIDs, which is generally controlled by housing and commercial developers.

2. Significant Accounting and Reporting Policies

A. Basis of Accounting

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

B. Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the U.S.A. Estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. Actual results could differ from the estimates used.

C. Warrants Held

Warrants held are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company is compensated with warrants, which are easily converted to cash. Related revenues are recognized when earned.

D. Revenue Recognition

The Company recognizes revenue as services are performed. Annual advisory fees are recognized pro-rata over the term of the contract. Fees billed in advance are reported as unearned revenue until earned. Bond underwriting and structuring fees are recognized upon closing of the respective bond issue. Warrant underwriting and structuring fees are recognized when the company has substantially completed their contractual obligations, essentially obtaining underwriting counsel opinion such that the warrants become marketable.

Continued

2. Significant Accounting and Reporting Policies - Continued

E. Income Taxes

The Company is a disregarded entity for income tax reporting. Accordingly, the owner is required to report Company income and deductions for income tax purposes and no provision for income taxes is included in these financial statements.

The Company is required to evaluate tax positions taken to conclude if it is more likely than not the tax positions would be sustained upon examination by tax authorities. The Company believes it complies with applicable income tax laws and regulations and has no significant uncertain tax positions requiring recognition or disclosure in the financial statements.

F. Subsequent Events

Management evaluated transactions and events occurring subsequent to December 31, 2013 and through the date of the auditor's report, (the date the financial statements were available to be issued) to determine whether any events should be recognized or disclosed in these statements. There were no material transactions or events in the subsequent period requiring disclosure or recognition in the statements.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires net capital of at least $100,000. Net capital, as defined by the Rule was $1,084,905 at December 31, 2013.

4. Fair Value Measurements

The framework of FASB ASC 820, *Fair Value Measurements*, provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1: Quoted prices in active markets for identical assets (or liabilities) as of the reporting date. Generally, Level 1 assets are listed and actively traded on a US securities exchange and are valued at the last sales price. Quoted prices provide the most reliable evidence of value.

Level 2: Direct or indirect observable evidence, such as quoted prices for similar assets (or liabilities) in active markets, quoted prices in markets that are not active, or other corroborated market data.

4. Fair Value Measurements – Continued

Level 3: Assets for which there is little, if any, market activity. The determination of fair value is based on the best information available and may require significant management judgment or estimates.

All warrants held by the Company are considered level 2 investments and valued based upon settlement of similar instruments.

5. Employee Benefit Plans

The Company sponsors a profit-sharing plan for all eligible employees. There were no contributions to the profit sharing plan in 2013.

6. Commitment

Facilities occupied by the Company are leased under an agreement that expires in November 2015 and calls for a base rent plus charges for common area maintenance and taxes. Rental cost during 2013 was approximately $74,900. Future minimum lease commitments under this arrangement follow:

Year		
2014	$	48.900
2015		44,900

7. Concentration

The Company regularly maintains cash on deposit in excess of FDIC limits.

FrankelZacharia LLC
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

We have audited the financial statements of Kuehl Capital Corporation as of and for the year ended December 31, 2013, and have issued our report thereon dated February 18, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the schedule of computation of aggregate indebtedness and net capital in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934, and the reconciliation of net capital and aggregate indebtedness to Client's FOCUS Report, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the schedule of computation of aggregate indebtedness and net capital in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934, and the reconciliation of net capital and aggregate indebtedness to Client's FOCUS Report has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the schedule of computation of aggregate indebtedness and net capital in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934, and the reconciliation of net capital and aggregate indebtedness to Client's FOCUS Report is fairly stated in all material respects in relation to the financial statements as a whole.

Frankel Zacharia LLC

February 18, 2014

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.496.9100
fax 402.496.1024

KUEHL CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

Aggregate indebtedness		
Total liabilities	$	714,775
Reconciling items		--
Net aggregate indebtedness	$	**714,775**
Net capital		
Common stock		1,000
Additional paid-in capital		122,442
Retained earnings		974,303
		1,097,745
Deduct nonallowable assets:		
Net property and equipment		(9,141)
Other		(3,294)
Securities haircuts:		
Warrants held		(405)
		(12,840)
Net capital	$	**1,084,905**
Capital requirements		
Minimum dollar requirement		100,000
Net capital exceeding requirements		984,905
Net capital	$	**1,084,905**
Percentage of net capital to required capital		**1084.9%**
Percentage of aggregate indebtedness to net capital		**65.9%**

KUEHL CAPITAL CORPORATION

RECONCILIATION OF NET CAPITAL AGGREGATE INDEBTEDNESS
PER AUDIT REPORT TO COMPANY'S FOCUS REPORT

DECEMBER 31, 2013

There are no reconciling items in the aggregate indebtedness and the net capital between the FOCUS report and the audit report.

KUEHL CAPITAL CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

DECEMBER 31, 2013

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

KUEHL CAPITAL CORPORATION

COMPUTATION OF RESERVE REQUIREMENT

DECEMBER 31, 2013

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
Kuehl Capital Corporation
Omaha, Nebraska

In planning and performing our audit of the financial statements of Kuehl Capital Corporation (the Company) as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.496.9100
fax 402.496.1024

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention of those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our considerations of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified a deficiency in internal control that we consider to be a significant deficiency and have communicated it in writing to management and those charged with governance on February 18, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frankel Zacharia LLC

February 18, 2014

FrankelZacharia LLC
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by Kuehl Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kuehl Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kuehl Capital Corporation's management is responsible for Kuehl Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences as there are no adjustments; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Frankel Zacharia LLC

February 18, 2014

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.496.9100
fax 402.496.1024

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047912 FINRA DEC
KUEHL CAPITAL CORPORATION 16*16
14747 CALIFORNIA ST STE 1
OMAHA NE 68154-1986

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 11,112.65

B. Less payment made with SIPC-6 filed (**exclude interest**) (5,270.98)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 5,841.67

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,841.67

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,841.67

H. Overpayment carried forward $(______________________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kuehl Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 30 day of January, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,445,061

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 0

2d. SIPC Net Operating Revenues $ 4,445,061

2e. General Assessment @ .0025 $ 11,112.65

(to page 1, line 2.A.)